   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 1996
                                                     REGISTRATION NO. 333-04077
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                             AMENDMENT NO. 2

                                      TO

                                   FORM S-2

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                          PAR TECHNOLOGY CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                             16-1434688
  (STATE OR OTHER JURISDICTION OF       (I.R.S. EMPLOYER IDENTIFICATION
   INCORPORATION OR ORGANIZATION)                     NO.)

                              PAR TECHNOLOGY PARK
                             8383 SENECA TURNPIKE
                       NEW HARTFORD, NEW YORK 13413-4991
                                (315) 738-0600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                              JOHN W. SAMMON, JR.
                      CHAIRMAN OF THE BOARD AND PRESIDENT
                          PAR TECHNOLOGY CORPORATION
                              PAR TECHNOLOGY PARK
                       NEW HARTFORD, NEW YORK 13413-4991
                                (315) 738-0600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                ---------------
                                  COPIES TO:
      TIMOTHY C. MAGUIRE, ESQ.               STEVEN R. FINLEY, ESQ.
  TESTA, HURWITZ & THIBEAULT, LLP         GIBSON, DUNN & CRUTCHER LLP
         HIGH STREET TOWER                      200 PARK AVENUE
          125 HIGH STREET                      NEW YORK, NY 10166
    BOSTON, MASSACHUSETTS 02110                  (212) 351-3920
           (617) 248-7000

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                                ---------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [_]
  If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                                ---------------

 THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

                                    PART II

              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Estimated expenses (other than underwriting discounts and commissions), all of which will be borne by the Registrant, payable in connection with the sale of the Common Stock offered hereby are as follows:

   Registration Fee................................................... $ 17,504
   NASD Filing Fee....................................................    5,576
   Printing and Engraving Expenses....................................   80,000
   Legal Fees and Expenses............................................  175,000
   Accounting Fees and Expenses.......................................   25,000
   Blue Sky Fees and Expenses (including legal fees)..................   15,000
   Miscellaneous......................................................   56,920
                                                                       --------
     Total............................................................ $375,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the General Corporation Law of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the or she is or was a director, officer, employee or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him or her in connection therewith.

  The Registrant's Certificate of Incorporation provides that the Registrant shall, to the fullest extent permitted by law, indemnify all directors, officers, employees and agents of the company. The Certificate of Incorporation also contains a provision eliminating the liability of directors of the Registrant to the Registrant or its stockholders for monetary damage, except under certain circumstances. The Certificate of Incorporation also permits the Registrant to maintain insurance to protect itself and any director, officer, employee or agent against any liability with respect to which the Corporation would have the power to indemnify such persons under the Delaware General Corporation Law. The Registrant maintains an insurance policy insuring its directors and officers against certain liabilities.

ITEM 16. EXHIBITS.

 1.1    Form of Underwriting Agreement.
 3.1*   Certificate of Incorporation, as amended.
 3.2    Form of Certificate of Amendment to the Certificate of Incorporation.
 3.3*   By-laws, as amended.
 4*     Specimen Certificate representing the Common Stock.
 5      Opinion of Testa, Hurwitz & Thibeault, LLP.
 10.1+* Agreement between Taco Bell Corporation and PAR Microsystems
        Corporation, dated
        December 18, 1995.
 10.2+* Service Integration Agreement between Taco Bell and PAR Microsystems
        Corporation, dated September 12, 1995.
 11*    Statement re: Computation of Earnings per Share.
 23.1*  Consent of Price Waterhouse LLP.
 23.2   Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5).
 24*    Power of Attorney (see page II-3).

- --------
* Previously filed.

+ Confidential treatment requested as to certain portions.

ITEM 17. UNDERTAKINGS.

  The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where appropriate, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Hartford, New York on June 3, 1996.

                                          PAR TECHNOLOGY CORPORATION:

                                                /s/ Gregory T. Cortese
                                          By:__________________________________

                                                  GREGORY T. CORTESE

                                              VICE PRESIDENT, GENERAL COUNSEL

                                                    AND SECRETARY

                        POWER OF ATTORNEY AND SIGNATURES


  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


              SIGNATURE                       TITLE(S)               DATE

         /s/ John W. Sammon*            Chairman of the
- -------------------------------------    Board of Directors      June 3, 1996
       DR. JOHN W. SAMMON, JR.           and President

     /s/ Charles A. Constantino*        Executive Vice
- -------------------------------------    President and           June 3, 1996
       CHARLES A. CONSTANTINO            Director

        /s/ J. Whitney Haney*           President, PAR
- -------------------------------------    Microsystems and        June 3, 1996
          J. WHITNEY HANEY               Director

          /s/ Sangwoo Ahn*              Director
- -------------------------------------                            June 3, 1996
             SANGWOO AHN

        /s/ James C. Castle*            Director
- -------------------------------------                            June 3, 1996
         DR. JAMES C. CASTLE

     /s/ Gregory T. Cortese
*By: ________________________________

       GREGORY T. CORTESE
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

 EXHIBITS                                                                PAGE
 --------                                                                ----
  1.1     Form of Underwriting Agreement.
  3.1*    Certificate of Incorporation, as amended.
  3.2     Form of Certificate of Amendment to the Certificate of
          Incorporation.
  3.3*    By-laws, as amended.
  4*      Specimen Certificate representing the Common Stock.
  5       Opinion of Testa, Hurwitz and Thibeault, LLP.
 10.1+*   Agreement between Taco Bell Corporation and PAR Microsystems
          Corporation, dated December 18, 1995.
 10.2+*   Service Integration Agreement between Taco Bell and PAR
          Microsystems Corporation, dated September 12, 1995.
 11*      Statement re: Computation of Earnings per Share.
 23.1*    Consent of Price Waterhouse LLP.
 23.2     Consent of Testa, Hurwitz & Thibeault, LLP (included in
          Exhibit 5).
 24*      Power of Attorney (See page II-3).

- --------
* Previously filed.

+ Confidential treatment requested as to certain parties.